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                           June 30, 2023

       Michael Henderson, M.D.
       Chief Executive Officer
       Apogee Therapeutics, LLC
       221 Crescent St., Building 17, Suite 102b
       Waltham, MA 02453

                                                        Re: Apogee
Therapeutics, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed on June 22,
2023
                                                            File No. 333-272831

       Dear Michael Henderson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Our Team, Investors and Paragon Collaboration, page 4

   1. Please revise to remove the references to Orbimed, Perceptive Xontogeny Venture Fund, entities affiliated
with RA Capital and Wellington Management from pages 4 and 79. It is not appropriate to
highlight the names of investors who hold less than 5% of your common stock and have
no obligation to report changes in ownership. Alternatively, please move the names
of these investors to follow the Principal Stockholder table and indicate whether they
are currently investors in your company and that they will not provide updated
information with respect to their investments.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Michael Henderson, M.D.
Apogee Therapeutics, LLC
June 30, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Henderson, M.D.
                                                           Division of
Corporation Finance
Comapany NameApogee Therapeutics, LLC
                                                           Office of Life
Sciences
June 30, 2023 Page 2
cc:       Melanie Neary
FirstName LastName